December 14, 2005

BY EDGAR AND OVERNIGHT MAIL
*** Confidential Treatment Requested by Faegre & Benson LLP ***

United States Securities and Exchange Commission Mail Stop 7010 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Matt Franker Staff Attorney
	Re:	Crocs, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated November 15, 2005 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). Please note that the Company intends to respond to comments 1 to 5 from the Staff's letter to Mr. Snyder dated October 25, 2005 after the Staff has reviewed the Company's responses contained in this letter, and intends to file an amendment to the Registration Statement concurrent with that response.

        The supplemental appendices referenced herein have been supplied by the Company for use in connection with the Staff's review of the responses described below, and all such responses have been reviewed and approved by the Company.

        To assist the Staff in reviewing the Company's responses, we are delivering by overnight mail to Mr. Franker two copies of this letter and the supplemental appendices referenced herein.

Note 14. Equity, page F-26.

        1.     Comment: We note your response to prior comment 6. Given that your response to prior comment 8 states that you began to consider the possibility of an IPO in the fall of 2004, it is not clear how it was determined that a 20% discount for lack of marketability was appropriate at January 1, 2005. Please advise.

        Response: As part of the December 31, 2004 valuation which was previously provided to the Staff, Clifton Gunderson LLP ("Clifton") performed a study to determine an appropriate discount for lack of marketability (see pages 37-44 of that valuation). In this analysis, Clifton reviewed current initial public offerings for high growth companies. Included in the analysis was an assumption that the stock would not be marketable for 1.33 years (e.g., the expected time until the completion of the IPO plus a lock-up period). The result was a lack of marketability discount of approximately 20%. Clifton also considered the other studies of private companies before IPOs and restricted stock studies that suggest ranges of 30%-40% for this discount. Accordingly, management believes a 20% lack of marketability discount was reasonable.

        2.     Comment: Please tell us more about the discount for lack of control. Specifically address the following:

  •
  Tell us whether the controlling and minority shareholders receive proportionate returns. If so, tell us how you determined it is appropriate to use a discount for lack of control. Refer to Todd E. Hardiman's speech on December 6, 2004 at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

  •
  Provide a detailed explanation as to how Clifton arrived at the initial 15% discount to be taken; and

  •
  Explain the specific facts and circumstances that led Clifton to reduce this discount to 10% at August 1, 2004 and then further reduce this discount to 7.5% at September 1, 2004.

        Response: The Company has reviewed the speech by Todd E. Hardiman on December 6, 2004. Management has accordingly removed the discounts for lack of control from all valuations. See the further discussion and revised valuations in the response to comment 3 below.

        3.     Comment: We continue to have difficulty understanding how your common stock value increased from $790 per share at May 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 414% to 487% in an approximately six month period. We also continue to have difficulty understanding how your common stock value increased from $1,670 at September 1, 2005 to an estimated pre-stock split IPO range per share of $4,060 to $4,640, which represents an increase in value of 143% to 178%. In order for us to further understand your analysis of Clifton's valuations compared to the projected IPO price, please address the following regarding your hypothetical valuation to test the reasonableness of Clifton's methodologies:

  •
  Tell us the estimated impact of each significant change in assumption on your estimated hypothetical per share value of your common stock;

  •
  Explain to us how the small stock premium and company-specific premium were reflected in the valuations performed by Clifton;

  •
  Explain to us how and why you incorporated the Price-Projected Earnings and MVIC/Projected EBIT in the hypothetical valuation considering that they were not used in the valuations performed by Clifton; and

  •
  Provide us with a summary of your hypothetical valuation, which should show how you arrived at the $3,900 per share value.

        Response: In response to the Staff's comment, the Company has revised the valuations at December 31, 2004, May 1, 2005, June 30, 2005, August 1, 2005 and September 1, 2005. The Company has also performed a valuation at October 1, 2005 using the same methodology. These revised valuations and the new October valuation can be found in Appendix 1 in the materials provided supplementally with this letter. The Company believes the effects of the changes to the valuations at December 31, 2004 and May 1, 2005 are not significant. Accordingly, management believes the original values are still reasonable estimates of the value of the Company's equity at those dates. Please note that the underwriters have revised their estimates for the price range of the Company's stock in the IPO to $3,035 to $3,502, and this adjusted price range has been included in the revised estimates for August 1, September 1 and October 1. Further discussion of the adjusted ranges is included below.

        As a result of these revisions, stock options granted after May 1, 2005 will have an intrinsic value and the Company will record compensation expense related to such grants. This compensation expense will be reflected in amendment No. 3 to the Registration Statement. The following table shows the difference in the original valuation and the revised valuation for the equity value per share for all valuations:

	Value Per Share of Equity
Date
	Original	Revised	Difference
12/31/2004	$398	$408	$10
5/1/2005	790	831	41
6/30/2005	1,160	2,076	916
8/1/2005	1,330	2,686	1,356
9/1/2005	1,670	2,858	1,188
10/1/2005	N/A	2,972	—

Assumption Changes

        A summary of the assumptions that were revised as a result of management's review of the calculations and the Staff's specific comments are discussed below.

  Discount for Lack of Control

        The Company eliminated the discount for lack of control for all periods in accordance with the SEC speech referenced by the Staff in comment 2.

	Minority Interest Discount
Date
	Original	Revised
12/31/2004	15.0%	0%
5/1/2005	15.0%	0%
6/30/2005	15.0%	0%
8/1/2005	10.0%	0%
9/1/2005	7.5%	0%
10/1/2005	N/A	0%

  Size Premium

        In its revised valuations, the Company revisited the size premium used in the discounted cash flow model. As discussed in the December 31, 2004 valuation, financial studies have shown that, in general, investors require an additional premium for investing in the stocks of "smaller" companies. Based on statistics published by Ibbotson Associates, empirical evidence suggests that the actual returns for smaller companies (i.e., companies with market capitalizations of approximately $100 million) generally exceed the returns for larger companies by 640 basis points. Therefore, for an entity of the approximate size of the Company, the data indicated that an additional risk premium of approximately 6.4% is required in order to determine the value of the Company's equity to potential investors.

        The Company has subsequently determined that due to the revised equity valuations, the appropriate size premium needed to be revisited. As a result of increases to the Company's enterprise value, in June the Company moved into the 9th decile of company sizes in the Ibbotson study, and in October moved into the 8th decile of company sizes. The following table shows, for each period, the company size premium assigned to the Company's equity based on the premiums reflected in the Ibbotson study for comparably-sized companies:

	Size Premium
Date
	Original	Revised
12/31/2004	6.4%	6.4%
5/1/2005	6.4%	6.4%
6/30/2005	6.4%	2.9%
8/1/2005	6.4%	2.9%
9/1/2005	6.4%	2.9%
10/1/2005	N/A	2.4%

  Company-Specific Premium

        As discussed in the December 31, 2004 Clifton valuation, a company-specific premium is an additional risk premium in the Capital Asset Pricing Model to account for other risk factors such as non-diversification, financial and operating risks, key man dependence, competition, and other company-specific risk factors. Clifton used the following non-exhaustive list of the considerations specific to the Company in assigning the company-specific premium used in its valuation:

  •
  The Company's limited operating history;

  •
  The Company's having no history of profitability;

  •
  The Company's projection of exponential growth in sales from its 2004 levels;

  •
  The footwear industry being susceptible to rapidly changing consumer demands, preferences, and fashion trends;

  •
  Management at the Company as of the December 31, 2004 date of valuation being "thin although experienced"; and

  •
  Even if the Company were to achieve its expected growth in sales, it may not have been able to achieve its projected level of profitability from those sales.

        Based on their analysis of the specific factors applicable to the Company, it was Clifton's professional opinion that a company-specific premium of approximately 1000 basis points (10%) was required to be added to the Capital Asset Pricing Model at December 31, 2004.

        The company-specific premium has been revised to reflect the gradual progress of the Company towards its IPO and to reflect changes in the risk factors recited above, and other risk factors specific to the Company, over the relevant time periods. As the date of the IPO moved closer, the rate used for the company-specific premium was reduced. The following table shows the assumption changes made for each period:

	Company-Specific Premium
Date
	Original	Revised
12/31/2004	10.0%	10.0%
5/1/2005	10.0%	10.0%
6/30/2005	10.0%	7.5%
8/1/2005	10.0%	5.0%
9/1/2005	10.0%	4.0%
10/1/2005	N/A	3.0%

  Terminal Growth Rate

        The Company has adjusted the terminal growth rate from 2.5% to 4.5% as management believes that after revisiting their original assumptions, the terminal growth rate of 2.5% (which was believed to approximate inflation) used in the original valuations should be higher to reflect the growth nature of the Company. Accordingly, a terminal growth rate which more closely approximates the expected long-term GDP is being used. The following table shows the assumption changes made for each period:

	Terminal Growth Rate
Date
	Original	Revised
12/31/2004	2.5%	4.5%
5/1/2005	2.5%	4.5%
6/30/2005	2.5%	4.5%
8/1/2005	2.5%	4.5%
9/1/2005	2.5%	4.5%
10/1/2005	N/A	4.5%

  Treatment of Preferred Shares

        As a result of the Staff's comment 6, the Company has clarified the treatment of the preferred shares in the Company's equity valuation. The Company has always included the preference shares in the overall equity value calculation. However, the per share value was only calculated on the equity value of the common shares. The Company has revised the calculation to include a per share value of the Company's equity which includes the preference shares. See Appendix 1 in the materials provided supplementally with this letter for the new calculation.

  Guideline Company Method

        In the original valuations, the guideline company method was used where multiples from comparable companies during the time period of the valuation were used to determine the value of the Company's equity. Since the Company did not have a history of profitability at the time of the valuation, only the revenue multiple was used. In the revised valuations, management revisited their original estimates. Since the Company was profitable through the six months ended June 30, 2005, management believes it is reasonable to use the EBIT and price earnings multiples as well. The following table shows the assumption changes made for each period:

	MVIC/Revenue Multiple		MVIC/EBIT Multiple		Price/Earnings Multiple
Date
	Original	Management	Original	Management	Original	Management
12/31/2004	1.1	1.1	N/A	N/A	N/A	N/A
5/1/2005	1.2	1.2	N/A	N/A	N/A	N/A
6/30/2005	1.1	0.8	N/A	7.00	N/A	11.00
8/1/2005	1.1	0.9	N/A	10.00	N/A	16.00
9/1/2005	1.1	0.9	N/A	8.00	N/A	13.00
10/1/2005	N/A	0.9	N/A	9.00	N/A	14.00

  Methodology

        In the original valuations, the Company used its judgment to determine the value of its equity using the Discounted Cash Flow Method, Prior Transaction Method and Guideline Company Method. For the December 31, 2004 valuation, a weighted-average of the three methods was used, putting more emphasis on the Prior Transaction Method due to third-party transactions which occurred shortly after December 31, 2004. For the May 1 and June 30, 2005 valuations, only the Discounted Cash Flow and Guideline Company Methods were used as there were no recent third-party transactions for the Prior Transaction Method. In the revised valuations as of August 1, September 1 and October 1, 2005, the valuation methods used include a method which takes into account the price range provided by the underwriters. See the response to comment 5 for the discussion on how these valuations were determined. The Company also notes to the Staff that the underwriters have revised their estimates for the price range of the Company's stock to $3,035 to $3,502. The adjusted price range has been included in the revised estimates for August 1, September 1 and October 1. The ranges were changed by the underwriters to reflect lower 2006 projections as provided to the underwriters by management and to reflect a higher multiple range. *** The underwriters increased the multiples applicable to the projections based on their recent experience in market valuations for similarly-situated companies. See the revised underwriters' valuation at Appendix 3 in the materials provided supplementally with this letter.

***
This material has been redacted pursuant to a request for confidential treatment filed by Faegre & Benson LLP.

  Lack of Marketability Discount

        The Company revised the lack of marketability discount at May 1, 2005 from 10% to 15%. The revision reflects management's determination that the extent of the decrease in the marketability discount from December 31, 2004 (20%) to May 1, 2005 (10%) was not reasonable because the only significant progress toward increasing the marketability of the Company's stock was the Company's hiring of the underwriters in contemplation of the IPO. The discounts for the other periods have remained unchanged. The change in the discount is supported by the Clifton study included in the December 31, 2004 valuation which was previously provided to the Staff (see pages 37-44 of that valuation) plus additional changes in qualitative factors in that model. The following table shows the assumption changes made for each period:

	Lack of Marketability Discount
Date
	Original	Revised
12/31/2004	20.0%	20.0%
5/1/2005	10.0%	15.0%
6/30/2005	10.0%	10.0%
8/1/2005	7.5%	7.5%
9/1/2005	7.5%	7.5%
10/1/2005	N/A	5.0%

        Based on the Company's revisions to its assumption and valuation, the hypothetical valuation previously provided by the Company is no longer relevant.

Explanation of Equity Value Increases

        The Company believes the revised equity values shown above are reasonable and appropriate. The following discusses the increase in the revised estimates at each date:

  December 31, 2004 Value

        At December 31, 2004, Clifton used three methods to determine the appropriateness of the equity value of the Company. One of these three methods was the Prior Transaction method. In mid-January 2005, there were third party and related party equity transactions. The value of the equity for each of these transactions was $400 per share which approximated the value determined under both the original and revised valuations above. A schedule of the equity transactions can be found at Appendix 2 in the materials provided supplementally with this letter. Management believes these independent third-party transactions provide an independent verification of the $398 value determined at December 31, 2004.

  Increase from December 31, 2004 to May 1, 2005

        The increase from December 31, 2004 to May 1, 2005 is 98%. The increase is principally a result of revised revenue and net income projections for 2006.

  Increase from May 1, 2005 to June 30, 2005

        The equity value of the Company increased 163% from May 1, 2005 to June 30, 2005. As discussed in the Company's response letter dated November 14, 2005, during this period, there were several significant changes in the Company's operations which would result in a significant increase in value. As stated in that letter, the Company's executive management established a global senior sales team by hiring new sales executives. As a result of the growth of the sales team and the implementation of a stronger sales infrastructure, by June the Company was in negotiations with several potentially large customers. Management believed that these negotiations would ultimately be successful and, therefore, the projected number of retail door locations was increased from April levels. At the time of the June 30th valuation, retail agreements had been finalized or were in final negotiations with new customers. The impact of obtaining these new key customers was an increase to the 2006 retail customer store location projection by 1,750 doors. The increase of an additional 1,750 customer door locations increased the 2006 projected revenue from $127.7 million to $157.9 million (1,750 new doors multiplied by an annual run rate of $17,260 per door). In addition to the increase in the number of doors for 2006, the annual revenue rate per door increased from $17,260 (as of the May 1st valuation) to $21,227 per door based on actual revenue run rates per door at June 30, 2005. The change in the annual revenue run rate per door from $17,260 to $21,227 increased the projected 2006 revenue an additional $36.3 million (9,150 doors multiplied by additional $3,967 revenue per door) to $194.2 million.

        In order to attain the projected increase in revenues, the Company's management concluded that it would need to increase the production of its footwear products in its Company-operated manufacturing facilities and at its third-party manufacturers. On June 30, 2005, a Board of Directors meeting was conducted and the future potential revenue projections were presented. At this meeting, the Board approved a proposal to increase production capacity in support of the anticipated 2005 increase in demand and to support the projected increase in demand for 2006. Capacity increases were initiated at the Company-operated facility in Mexico as well as in China at one of the Company's third-party manufacturers. Additionally, on-going capacity increases were accelerated in order to support the production of products for sales to additional customers that were recently added to the Company's existing customer base. Furthermore, the capacity increases would allow a build-up in inventory, thus improving the Company's logistics flexibility. The larger inventory stock would enhance the Company's ability to readily supply customers with an increasing number of footwear models.

        Management believes all of the above changes in the business, as well as changes in certain valuation assumptions in contemplation of the IPO (as previously discussed) result in the 163% increase in the Company's equity value.

  Increase from June 30, 2005 to August 1, 2005

        The equity value of the Company increased 29% from June 30, 2005 to August 1, 2005. This increase was mainly due to the determination of the underwriter's price range for the Company stock.

  Increase from August 1, 2005 to September 1, 2005

        The equity value of the Company increased 6% from August 1, 2005 to September 1, 2005. This increase was primarily the result of an IPO becoming more likely and the timing to an IPO becoming shorter as a result of the Company filing the initial Registration Statement during this period.

  Increase from September 1, 2005 to October 1, 2005

        The equity value of the Company increased 4% from September 1, 2005 to October 1, 2005. This increase was mainly due to the closer proximity to the IPO date.

        4.     Comment: We note your response to prior comment 8. You state that in October and November 2004, the CEO and CFO held initial discussions with investment banking firms to learn about the IPO process and IPO price ranges were presented at this time. Tell us the IPO price ranges that were presented at this time. Given that Clifton appears to have arrived at an equity value of $82.0 million at January 1, 2005, help us understand if any consideration was given by Clifton of the enterprise value estimates presented in October and November 2004 of $260 million to $421 million. Please explain who arrived at these enterprise value estimates as well as the method used to arrive at these estimates.

        Response: The response to prior comment 8 should be clarified. The Company was provided with ranges of possible enterprise values and possible offering proceeds. However, no price ranges were presented as this time.

        In performing the Company's valuations, Clifton considered the possibility of an IPO in its assumptions used. The ranges of IPO enterprise values were not specifically taken into account, however, because the valuations provided were based on marketing materials created by the investment banking firms to generate business. The basis for these enterprise values was only a very high-level projection for 2005 net income provided by management of the Company. The firms providing the enterprise value ranges had performed no due diligence on the Company and had very limited financial information from which to estimate a range of values. The firms multiplied the projections by a wide range of multiples seen in the market for both high-growth companies and retail companies. The ranges were simply too wide, and insofar as they were included in marketing materials, were too speculative and not sufficiently objective, to justify reliance on the information. Accordingly, Clifton assigned little weight on these presentations and the values contained therein. Clifton relied on their Guideline Company Method to provide similar company valuation comparisons.

        5.     Comment: We note your response to prior comment 9. In your response to comment 49 in your letter dated September 27, 2005 as well in Appendix 4 of your letter dated September 27, 2005, you indicate that the valuations as of July 31, 2005, August 31, 2005, and September 30, 2005 were in process. Given that the estimated price range of $4,060 to $4,640 on a per share pre-stock split basis was provided by the underwriters to you on September 23, 2005 and this estimated price range was provided in your response dated September 27, 2005, it appears that Clifton was aware of the estimated price range at the time of performing their valuations as of August 1, 2005 and September 1, 2005. It is unclear why Clifton would not have taken this estimated price range into consideration in performing these valuations. Please advise.

        Response: In the valuations for August 1, 2005 and September 1, 2005, Clifton held their valuation methodology consistent with prior valuations. The IPO price range was only considered in the discount for lack of marketability and company specific premium but no where else in the original models. In the revised valuations, the Company has included the IPO price range in all valuations commencing with the August 1, 2005 valuation. A probability-weighted factor of 80% for the August 1 and September 1 valuations was used as this is believed to be the best estimate of the probability of the offering at these dates. A probability weighted factor of 90% for the October 1 valuation was used as this is believed to be the best estimate of the probability of the offering at this date. The Company has used the mid-point of the current IPO price range in these calculations.

        6.     Comment: We note your response to prior comment 10. You state that you use the probability-weighted expected returns method to value your Series A preferred stock. Given that this method involves a forward-looking analysis of the possible future outcomes, it is unclear whether the possible conversion of Series A preferred stock to your common stock was considered in your valuation. Please advise.

        Response: As discussed in the Company's response to comment 3, the Company adjusted the valuation methodology in response to the Staff's comments to value all of the Company's equity and not exclude the preference shares from the per share equity value. See the revised valuations at Appendix 1 in the materials provided supplementally with this letter.

        If we can facilitate the Staff's review of this comment letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649, Nate Ford at (303) 607-3662, or Mike McGawn at (303) 607-3664. Any of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ MICHAEL M. MCGAWN Michael M. McGawn
cc:
Nudrat Salik, Mail Stop 0306
Ronald R. Snyder, Crocs, Inc.
Caryn D. Ellison, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Securities and Exchange Commission, Document Control